Peridot Acquisition Corp.

2229 San Felipe Street, Suite 1450

Houston, TX 77019

September 18, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

RE:	Peridot Acquisition Corp.

Registration Statement on Form S-1

Filed September 4, 2020

File No. 333-248608

Ladies and Gentlemen:

On behalf of Peridot Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated September 17, 2020, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original filing of the Registration Statement.

Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to such comment immediately thereafter.

Form S-1 filed September 4, 2020

Summary

Our Business Strategy, page 6

1.

Staff’s Comment: We note your disclosure on page 6 that you believe that your management team’s and Carnelian’s reputation, experience and track record will make you a preferred counterparty for public and private companies participating in the Mitigation and Adaptation sector, and your reference on page 6 to the experience of Carnelian’s management team in the energy, infrastructure, and renewables subsectors. We also note your disclosure that you believe both the Peridot and Carnelian teams have a strong understanding of investor expectations and market sentiment within the sector. Considering your intended focus on target opportunities and companies that eliminate or mitigate greenhouse gas emissions and/or enhance resilience to climate change, please clarify whether Carnelian has investment experience in this area. For example, it appears that all of Carnelian’s current and realized investments highlighted on its public website are in the oil and gas industry. Please revise your disclosure as necessary to clarify the experience of Carnelian in pursuit of your intended target opportunities.

Securities and Exchange Commission

September 18, 2020

Response: We have revised the disclosure on pages 6 and 101 of the Registration Statement to describe the relevant experience as requested.

* * * * *

Thank you for your attention to our amendment and these responses. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 or Debbie P. Yee at (713) 836-3630 of Kirkland & Ellis LLP.

Very truly yours,

/s/ Alan Levande
Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler

Debbie P. Yee

Kirkland & Ellis LLP